Exhibit 99.2

Press Release 15.04.2011

Altimo Seeks Standard Corporate Governance Arrangements for VimpelCom Ltd.

Altimo will trigger the termination of the current Shareholders Agreement with Telenor in relation to their holdings in VimpelCom Ltd. (the Company), in a move designed to ensure proportional rights for all minority shareholders in the Company and avoid further destabilizing conflicts between major shareholders.

These plans follow today’s successful closing of the merger deal between Wind Telecom, its subsidiaries, and VimpelCom. The deal has created the world’s sixth largest telecoms operator, with over 180 million subscribers in 20 countries around the world. With the closing of the Wind transaction, which has made the Sawiris family a shareholder with a 30.6% voting interest and 20.0% economic interest in VimpelCom, there are three major shareholders with approximately equal stakes in the Company. In light of these developments, Altimo believes that the current Shareholders’ Agreement is no longer appropriate, and that efficient corporate governance will be delivered by more standard governance arrangements.

The existing Shareholders Agreement can be terminated in certain circumstances. In such cases, the Shareholders Agreement requires a new set of bylaws to come into force (Charter B) which is typical for large publicly listed companies as it generally provides shareholders rights proportional to their ownership stakes. Unlike the bylaws currently existing under the Shareholders Agreement, Charter B does not contain preferential rights for any shareholders. These new bylaws will come into effect six months after the termination of the existing Agreement, which Altimo plans to trigger by selling sufficient of its preferred shares to reduce its voting rights in VimpelCom to below 25%. Any such sale will be made in compliance with the undertakings made to the High Court of England on 1 March 2011. In particular, Altimo will ensure that following the sale its voting stake in the Company, when aggregated to Telenor’s voting stake, will not be less than 50% plus one share. Subsequently Altimo will not be permitted to increase its stake in VimpelCom for twelve months.

Evgeny Dumalkin, Vice President of Altimo, said: “After the merger with Wind, VimpelCom becomes a global leading telecommunications company and its corporate governance rules now need to adequately protect its diverse shareholders base. Altimo is confident that VimpelCom’s three independent directors will continue to play a key role on the board for the benefit of the Company and all its shareholders”.